RECEIVED

2006 MAR 10 P 12:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06011564

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

09 February 2006

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

2005 results: significant growth in service revenues, net profit and shareholders' remuneration

Key figures	2005	2004*	Variation
Total active customers (mobile phone)	**2,912,806**	2,845,762	+2.4%
Total turnover (Mio €)	**1,451**	1,341	+8.2%
Total service revenues (Mio €)	**1,404**	1,276	+10.0%
ARPU** (€/month)	**38.02**	36.64	+3.8%
EBITDA (Mio €)	**575.1**	555.5	+3.5%
Net consolidated profit (Mio €)	**270.3**	243.0	+11.2%
Earnings per share (€)	**4.28**	3.87	+10.6%
Investments (Mio €)	**198.6**	171.2	+16.0%

Brussels, 7 February 2006 – Mobistar (Euronext Brussels: MOBB) has today released its results for the financial year which closed on 31 December 2005. The operator has a total of 2.9 million mobile users*, 67,044 customers more than one year before. Despite reduced growth in the market, it achieved 10% growth in service revenues and 11.2% growth in its net profit. The strengthening of its postpaid base, now almost 44% of its customers, has made it possible for Mobistar to achieve a monthly average revenue per user in excess of € 38. As a consequence, the operator increased its value share, now equivalent to its market share in customers, estimated to be around 33%. The Board will recommend a payment of € 4 per share, consisting of € 2.40 ordinary dividend and € 1.60 exceptional remuneration in the form of a reduction in share capital.**

Development in the customer base: increase in the number of postpaid customers and in average revenue per user

Mobistar estimates the penetration level of the mobile phone market is increasing slightly and has now reached 85% of the Belgian population, as against 82% last year and 76% at the end of 2003.

At the end of the financial year 2005, Mobistar had 2,912,806 active customers, representing an increase of 2.4% compared with 2,845,762 active customers at the end of 2004.

In 2005, Mobistar realised a significant increase in the proportion of postpaid customers in its total customer base. In 2004, postpaid customers constituted 35% of the customer base. As at 31 December 2005, the proportion of contracts reached almost 44%, a total of 1,270,086 and 26.2% more than the previous year. This growth was realised both in the domestic and the business market, with particular progress in the SOHO (small office - home office) and SME segments.

The monthly average revenue per user (ARPU) is significantly higher for postpaid customers (€ 62.66) than for pre-paid cards (€ 17.54). As a result, the Mobistar blended ARPU grew significantly, reaching € 38.02 per user, as against € 36.64 in 2004. This growth was positively supported by an increase in the average consumption per customer from 174 minutes or SMS per month in 2004 to 188 in 2005.

Innovative and competitive, a commercial approach which is responsive to customer expectations

'Mobistar My Life', 'Tempo Essential' and 'Basic by Mobistar' are examples of new tariff plans launched by the operator in the course of the 2005 financial year. They represent a series of initiatives aimed at both strengthening its position in an increasingly competitive market and establishing the loyalty of its existing customer base.

As announced at the end of the last financial year, Mobistar has decided to energise its distribution network by launching a new point of sale concept, based on immediate experience and accessibility of information. In the course of 2005, four new-generation Mobistar Centers were accordingly inaugurated in Brussels (2), Ghent and Louvain-la-Neuve. In terms of sales and customer satisfaction, the results have been encouraging.

Mobistar has taken the firm view that convergence is an essential factor in the development of telecommunications and, by developing three ADSL offers from October onwards, has entered a decisive stage in its progress towards the status of an integrated operator active in the mobile and fixed-line telecommunications business. Depending on the formula selected, users can access ADSL while simultaneously keeping a fixed line, dispensing with a fixed-line subscription or taking advantage of an unlimited call credit to all fixed-line numbers in Belgium. At the end of 2005, the operator had almost 3,000 ADSL customers. The offer clearly meets customer expectations and the desire for centralised and simplified access to different types of applications in the telecommunications sector.

Double-digit growth in telephony turnover

As forecast, service revenues grew by 10% to a total of € 1.404 billion as at 31 December 2005, against € 1.276 billion as at the end of the preceding financial year.

Due, among other things, to the favourable development of the composition of the Mobistar customer base (the growing proportion of postpaid customers), the mobile phone activity grew by 11,3%, reaching a turnover of € 1.314 billion, compared with € 1.181 billion at the end of the preceding financial year. Turnover in mobile data activities grew by 16.1% and reached € 197.8 million, 15.1% of mobile service revenues. This development is associated with the increase in the average number of SMS per user, which went from 52 to 55 SMS per month, as well as with the marked increase in revenue generated by the transmission of data.

Turnover in fixed/data activity fell by 10.3% to € 90 million, in line with the fall in 'fixed voice reselling' activity.

Consolidated turnover, which includes mobile handset sales, increased by 8.2% to € 1.451 billion at the end of the last financial year, as against € 1.341 billion at the end of 2004.

Increased earnings and significant rise in net profit

Consolidated EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortisation) reached € 575.1 million, an increase of 3.5% compared with € 555.5 million the preceding financial year. It should be noted that the growth in EBITDA for the 2005 financial year would have been equivalent to 7.8% if non-recurring items, which had a positive impact of about € 22 million on EBITDA in the 2004 financial year, are not taken into account. The consolidated EBITDA margin represents 41% of service revenues, as against 43.5% one year previously.

Mobile EBITDA was € 570.8 million in 2005, as against € 519.5 million for 2004, 43.4% of mobile service revenues, as against 44% in 2004.

EBITDA from the fixed/data activity amounted to € 4.3 million, as against € 36 million in 2004, which is equivalent to a margin of 4.8% of turnover in that activity, as against 35.8% in 2004. This reduction is linked to the non-recurring items referred to above which had a € 10 million positive impact on EBITDA in 2004. This reduction is also influenced by the development of the 'mix' of fixed activities and by the costs associated with the development of the ADSL services offer launched in 2005.

Net consolidated profit at the end of the 2005 financial year reached € 270.3 million (€ 4.28/share), an increase of 11.2% versus € 243 million at the end of 2004.

Investments: optimisation of 2G and deployment of 3G

The majority of Mobistar's investments in 2005 related to the renewal, extension and optimisation of its radio infrastructure in both '2G' and '3G'.

Mobistar is the first operator in Belgium to have deployed EDGE technology at national level, which has enabled it to significantly increase the capacity, output and quality of its '2G' network throughout

the country. The '3G' network has also been developed following the criteria prescribed by the IBPT (Institut Belge des Postes et Télécommunications) in the context of the UMTS licence, achieving coverage of 30% of the population of Belgium as at 31 December 2005.

Investments during 2005 amounted to a total net expenditure of € 198.6 million, 14.1% of service revenues.

Trends

Following the commercial strategy initiated in 2005, Mobistar intends to develop products and services which meet customer needs in every respect. Customers have shown an interest in simple, clear and attractive offers.

Mobistar has just launched a commercial operation on a grand scale, which involves the renewal of its entire product portfolio both for postpaid customers and for users of pre-paid cards. The operator has decided to reconsider the whole concept of subscription and has developed a series of innovative offers which are particularly competitive (BestDeal, Tempo Music, ...).

This development in Mobistar's positioning, as well as the development of convergent products and activities, supported by ADSL products, are expected to enable it to progress further, despite the slow-down in the growth of the market and the increased competition within it.

The strategic choices made in relation to infrastructure, in terms of both '2G' (EDGE) and '3G' (UMTS), will also enable Mobistar to be the first operator to offer high speed mobile data transmission throughout the country, thereby increasing the capacity and quality of its network, the resulting data traffic and the revenue associated with it.

Given the expected pressure on prices in a more competitive Belgian telecom market and because of the uncertainty in the timing and the size of the reduction of the mobile termination rate, Mobistar keeps a prudent approach and expects to realize a service revenue growth and a net profit increase in the low single digit range.

Shareholders' remuneration

The Board will recommend to the General Meeting of shareholders on 3 May 2006 that there be payment of € 4 per share, equivalent to a total of € 253 million. This payment will consist of € 2.40 by way of an ordinary dividend and € 1.60 by way of an exceptional remuneration in the form of a reduction in share capital.

Statutory auditor's report

The statutory auditor has confirmed that the accounting information in the press release does not give rise to any qualification on his part and corresponds to the consolidated financial accounts drawn up by the Board of Directors.

Brussels, 6 February 2006

Ernst & Young Reviseurs d'Entreprises S.C.C. (B 160)

Statutory Auditor

Annex: Tables of key figures in euros (2004 figures restated according to IFRS).

***

Mobistar (EURONEXT BRUSSELS: MOBB) is one of the main actors in the world of telecommunications in Belgium, active in mobile telephony, fixed telephony, ADSL and on other markets with a strong growth potential (data transmission, etc.). Mobistar is part of the Orange Group which brings together most of the mobile activities of France Telecom. Mobistar is listed on the Brussels Stock Exchange. On 31 December 2005 Mobistar counted a total of 2,912,806 *active customers for mobile telephony.*

For further information, please contact
Press center: +32 (0)495.95.98.88 – e-mail: press@mail.mobistar.be **Investor relations**: +32 (0)2 745 78 51 – e-mail: ir@mail.mobistar.be

Tables of key figures in euros (2004 figures restated according to IFRS)

Consolidated financial information - IFRS	Mobistar Group		
(Mio €)	**FY 2005**	**FY 2004**	**Variation (%)**
Total service revenues	1,404.3	1,276.3	10.0%
Handset sales	46.8	64.8	-27.8%
Total turnover	1,451.1	1,341.1	8.2%
Other operating revenue	28.8	26.6	8.5%
Total revenue	1,479.9	1,367.7	8.2%
Interconnection costs	332.0	287.4	15.5%
Costs of equipment and goods sold	142.7	136.2	4.8%
Services and other goods	289.6	275.3	5.2%
Remuneration, social security and pensions	130.9	116.4	12.5%
Depreciation and amortisation	172.0	172.9	-0.5%
Bad debt and inventory provisions	0.3	-11.0	102.7%
Other provisions	0.2	1.6	-87.5%
Other operating charges	9.1	6.3	44.4%
Total operating expenses	1,076.9	985.1	9.3%
EBITDA (Earnings before interest, taxation, depreciation and amortisation)	575.1	555.5	3.5%
EBITDA margin in % of service revenues	41.0%	43.5%	
EBIT (results of operating activities)	403.1	382.6	5.4%
Net finance costs	-8.3	-15.4	-46.1%
Result of operating activities after net finance costs	394.8	367.2	7.5%
Tax expense	-124.5	-124.2	0.2%
Profit or loss from continuing operations	270.3	243.0	11.2%
Profit or loss attributable to equity holders of the parent	270.3	243.0	11.2%
Basic earnings per share (in €)	4.28	3.87	10.6%
Weighted average number of ordinary shares	63,112,103	62,826,119	
Diluted earnings per share (in €)	4.28	3.86	10.9%
Diluted weighted average number of ordinary shares	63,120,982	62,923,158	

Financial information by sector of activities – IFRS (Mio €)	FY 2005			FY 2004		
	Mobile	Fix voice Data	Total consolidated	Mobile	Fix voice Data	Total consolidated
Total service revenues	1,314.1	90.2	1,404.3	1,180.5	100.6	1,276.3
Handset sales	46.8	0.0	46.8	64.8	0.0	64.8
Total turnover	1,360.9	90.2	1,451.1	1,245.3	100.6	1.341.1
Other operating revenue	28.7	0.1	28.8	26.6	0.0	26.6
Total revenue	1,389.6	90.3	1,479.9	1,271.9	100.6	1.367.7
Interconnection costs	283.7	48.3	332.0	235.6	51.8	287.4
Costs of equipment and goods sold	123.8	18.9	142.7	132.9	6.6	136.2
Services and other goods	278.8	10.8	289.6	267.7	9.2	275.3
Remuneration, social security and pensions	123.0	7.9	130.9	110.3	6.1	116.4
Depreciation and amortisation	164.4	7.6	172.0	164.8	8.1	172.9
Bad debt and inventory provisions	0.4	-0.1	0.3	-1.9	-9.1	-11.0
Other provisions	0.2	0.0	0.2	1.6	0.0	1.6
Other operating charges	8.9	0.1	9.1	6.3	0.0	6.3
Total operating expenses	983.2	93.6	1,076.9	917.2	72.7	985.1
EBITDA (Earnings before interest, taxation, depreciation and amortisation)	570.8	4.3	575.1	519.4	36.0	555.5
EBITDA margin in % of service revenues	43.4%	4.8%	41.0%	44.0%	35.8%	43.5%
EBIT (results of operating activities)	406.4	-3.3	403.1	354.7	28.0	382.6
Net finance costs			-8.3			-15.4
Result of operating activities after net finance costs			394.8			367.2
Tax expense			-124.5			-124.2
Profit or loss from continuing operations			270.3			243.0

Balance sheet – IFRS
(Mio €)

	31.12.2005	31.12.2004
Assets		
Non-current assets		
Goodwill	10.6	10.6
Intangible assets	358.7	377.4
Tangible assets	465.0	418.1
Other non-current assets	0.2	0.2
Deferred taxes	7.1	9.3
Total non-current assets	841.5	815.5
Current assets		
Inventories	5.8	18.0
Trade receivables	169.4	148.9
Other current assets	48.6	36.5
Cash en cash equivalents	54.6	106.8
Total current assets	278.5	310.1
Total assets	**1,120.0**	**1,125.6**

Equity and liabilities		
Equity		
Share capital	437.2	435.5
Share premium	20.7	14.2
Legal reserve	21.0	7.9
Hedging reserve	0.0	-2.7
Treasury shares	-1.0	0.0
Retained earnings	238.4	108.1
Total equity	716.2	562.9
Non-current liabilities		
Long-term debt	0.0	249.4
Long-term provisions	11.0	9.4
Total non-current liabilities	11.0	258.8
Current liabilities		
Short-term borrowings and derivatives	2.4	7.0
Trade payables	274.0	197.1
Remuneration and social security	38.1	33.7
Current taxes payable	1.6	1.2
Deferred income	76.3	64.0
Other payables	0.4	0.9
Total current liabilities	392.8	303.9
Total liabilities	403.8	562.6
Total equity and liabilities	**1,120.0**	**1,125.6**

Equity – IFRS (Mio €)	31.12.2005	31.12.2004
Share capital	435.5	431.9
Share premium	14.2	0.1
Legal reserve	7.9	0.0
Hedging reserve	-2.7	-4.7
Retained earnings (+) (-)	108.1	-127.0
Equity as at the beginning of the period	562.9	300.3
Share capital	1.6	3.6
Share premium	6.5	14.1
Legal reserve	13.1	7.9
Hedging reserve	2.7	2.0
Purchase of own shares	-2.0	0.0
Fair value equity compensation benefit	1.0	0.0
Profit, Loss of the period:		
Profit (+), Loss (-) to carry forward	257.2	235.1
Paid dividend	-126.8	0.0
Equity movements at the end of the period	153.3	262.6
Share capital	437.2	435.5
Share premium	20.7	14.2
Legal reserve	21.0	7.9
Hedging reserve	0.0	-2.7
Treasury shares	-1.0	0.0
Retained earnings (+) (-)	238.4	108.1
Equity at the end of the period	716.2	562.9

Cash Flow statement - IFRS

(Mio €)

	FY 2005	FY 2004
Cash flow from operating activities		
Result of operating activities after finance costs	394.8	367.2
Adjustments for:		
Depreciation and amortisation of fixed assets	172.0	172.9
Fair value of derivatives	2.7	2.0
Result of operating activities after finance costs	569.6	542.0
Inventories (increase - , decrease +)	12.2	-7.9
Trade debtors (increase - , decrease +)	-20.6	-35.7
Deferred tax assets (increase -, decrease +)	2.2	19.7
Other current assets (increase - , decrease +)	-12.2	-11.3
Trade liabilities (increase +, decrease -)	76.9	50.2
Debts related to remuneration and social security (increase +, decrease -)	4.5	-12.9
Debts related to taxes (increase +, decrease -)	0.4	-2.9
Deferred income (increase +, decrease -)	12.3	11.1
Other amounts payable (increase +, decrease -)	-0.2	0.1
Long-term provisions	-0.2	1.6
Change in working capital	75.2	12.0
Income taxes	-123.7	-105.5
Deferred taxes	-0.8	-18.7
Net cash from operating activities (*)	520.2	429.8
Cash flow from investing activities		
Purchase of intangible and tangible assets	-235.1	-171.2
Sale of tangible assets	36.5	0.0
Net cash used in investing activities	-198.6	-171.2
Cash flow from financing activities		
Repayment long-term debts	-249.4	-364.5
New long-term debt	0.0	249.4
Close-out and decrease of long-term derivatives	-4.1	-6.2
Repayment long-term debts payable within one year	0.0	-60.0
Short-term borrowing	-0.5	0.5
Close-out of short-term derivatives	0.0	-6.4
Share capital – warrants exercise	1.6	3.6
Share premium - warrants exercise	6.5	14.1
Net purchase of own shares	-1.0	0.0
Paid dividends	-126.8	0.0
Net cash used in financing activities	-373.8	-169.6
Net increase (+), decrease (-) in cash and cash equivalents	-52.2	89.0
Cash and cash equivalents at the beginning of the period	106.8	17.8
Cash and cash equivalents at the end of the period	54.6	106.8

	FY 2005	FY 2004
(*) The net cash from operating activities includes:		
- the interests paid	9.8	15.9
- the interests received	3.2	0.9
- the paid income taxes	122.5	105.0